UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
11-K

For Annual Reports of Employee Stock Purchase, Savings and Similar Plans

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended December 31, 2025

OR

{ }		TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _________ to __________.

Commission file number 333-21011

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRSTENERGY CORP. SAVINGS PLAN

	B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRSTENERGY CORP.
341 WHITE POND DRIVE
AKRON, OH 44320

FirstEnergy Corp. Savings Plan
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements:
Statements of Net Assets Available for Benefits as of
December 31, 2025 and 2024	3

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2025	4

Notes to Financial Statements	5-11

Supplemental Schedule:
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2025	12-20

Other schedules of additional financial information have been omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the United States Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Savings Plan Committee of the
FirstEnergy Corp. Savings Plan
Akron, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of FirstEnergy Corp. Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2003.

/s/ BOBER, MARKEY, FEDOROVICH & COMPANY

Cleveland, Ohio
June 26, 2026

FirstEnergy Corp. Savings Plan

Statements of Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________________

	As of December 31,
	2025	2024
Assets
Investments:
Investments, at fair value (see Note 5)	$3,851,036,292	$3,519,948,469
Investments, at contract value (see Note 6)	313,763,273	343,738,308
Total investments	4,164,799,565	3,863,686,777

Receivables:
Accrued interest and dividends	834,266	796,313
Notes receivable from participants	58,601,839	56,461,860
Due from brokers	405,358	582,369
Total receivables	59,841,463	57,840,542
Total assets	4,224,641,028	3,921,527,319

Liabilities
Administrative expenses payable	438,761	456,062
Due to brokers	696,846	2,306,444
Total liabilities	1,135,607	2,762,506

Net assets available for benefits	$4,223,505,421	$3,918,764,813

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Statement of Changes in Net Assets Available for Benefits
___________________________________________________________________________________________________________________________________

For the Year Ended
December 31, 2025
Additions:
Contributions:
Employer	$40,249,813
Participant	159,459,017
Total contributions	199,708,830

Investment income:
Interest and dividends	63,687,374
Net change in fair value of investments	525,598,139
Total investment income	589,285,513

Interest income on notes receivable from participants	4,477,149

Deductions:
Distributions to participants	(485,150,762)
Administrative expenses	(3,580,122)
Total deductions	(488,730,884)

Increase in net assets available for benefits	304,740,608

Net assets available for benefits, beginning of year	3,918,764,813

Net assets available for benefits, end of year	$4,223,505,421

The accompanying notes are an integral part of these financial statements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________
1.Description of the Plan

The following brief description of the FirstEnergy Corp. Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

The Plan is a defined contribution plan and was established to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Internal Revenue Code of 1986, as amended (IRC).

Administration

FirstEnergy Corp. (FE) is the sponsor of the Plan. The FE Savings Plan Committee is the administrator of the Plan and has responsibility for the day-to-day administration of the Plan. Record keeping with respect to individual participant accounts is maintained by Fidelity Workplace Services, LLC. Plan assets are held in trust under an arrangement with Fidelity Management Trust Company.

Participation

Generally, all full-time and part-time employees of FE's subsidiaries and participating employees not represented by a collective bargaining union are eligible to participate in the Plan. Full-time and part-time employees represented by a labor union may participate to the extent permitted by their respective collective bargaining agreement.

Unless otherwise provided in a collective bargaining agreement, new employees are automatically enrolled in the Plan with a deemed election to contribute, on a pre-tax basis, 6% of eligible earnings for each payroll period with automatic increases of 1% each April until the employee contribution rate reaches 10%. Automatic enrollment and annual increases can be changed by Plan participants at any time. Plan participants who do not make an affirmative election as to the investment of his or her contributions shall have his or her contributions invested in the age appropriate LifePath Portfolio Fund made available to all Plan participants. A LifePath Portfolio Fund is an investment alternative that provides a mixture of fixed income and equity investments that are matched to an individual’s age and assumed retirement date.

Contributions

Subject to IRC limitations, the Plan allows each participant to contribute 1% to 75% (unless otherwise provided by a collective bargaining agreement) of their eligible earnings to the Plan through payroll deductions. Participant contributions may be made as before-tax, after-tax or Roth 401(k) contributions (unless otherwise provided by a collective bargaining agreement). During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions and/or Roth contributions, called “catch-up” contributions.

Unless otherwise provided in a collective bargaining agreement, FE makes a matching contribution of 50% on the first 6% of eligible compensation contributed by an employee. All employer matching contributions are provided as shares in FE common stock, except for certain IBEW Local 777 participants whose matching contributions are made in cash. Catch-up contributions are not eligible for matching contributions. The number of shares of FE common stock contributed to each participant is based on the market price of FE common stock as of the end of each pay period. Plan participants may diversify matching contributions held in FE common stock at any time, subject to certain limitations.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer matching contributions and earnings. The value of an account is updated each business day and participants are vested in the entire value of their account at all times.

Investments

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Participants direct the investment of their contributions and account balances into various investment options including nine LifePath Funds that include a diversified mix of asset classes based on expected retirement dates (commonly referred to as target date funds), fifteen Plan investment options with different objectives covering a range of asset classes and risk levels and a self-managed brokerage account that offers participants the ability to invest in any security listed on the New York Stock Exchange (NYSE), the NYSE MKT LLC (formerly known as the American Stock Exchange or NYSE Amex LLC) or the NASDAQ and a wide range of mutual funds.

The Plan’s investment options include a fund of shares of FE common stock, which together with a small portion of cash maintained for liquidity purposes, are recorded on a unit basis. FE’s common shares are traded on the NYSE and participation units in the FE Common Stock Fund are valued at the NYSE closing price on the last business day of the plan year. The valuation per share of FE’s common stock was $44.77 and $39.78 at December 31, 2025 and 2024, respectively. The valuation per unit of the FE Common Stock Fund was $54.50 and $48.46 at December 31, 2025 and 2024, respectively, due to cash maintained in the fund for liquidity purposes.

Notes Receivable from Participants

Participants may borrow up to 50% of their total account balance, excluding their Roth 401(k) balance, not exceeding $50,000, including loans outstanding and the highest unpaid loan balance over the previous 12 months. The interest rate for new loans is adjusted each quarter to the prime rate plus 1% based on the prime rate on approximately the 15th day of the last month of the preceding quarter. Effective April 1, 2019, the interest rate for new loans will be equal to the prime rate that is published by Reuters on the last day of the month before the start of the calendar quarter in which the loan is approved, plus 1%. The range of interest rates on outstanding loan balances during the year ended December 31, 2025 was 4.25% to 9.75%. Participants may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid within 6 to 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended up to 30 years. Principal repayments and payments of interest are credited to the participant’s account when made, generally through payroll deduction. If a participant fails to make regularly scheduled payments, the participant has 90 days from the first missed scheduled repayment to pay the full amount in arrears. If full repayment of the amount in arrears doesn’t occur, the outstanding balance of the loan will be defaulted and become a taxable distribution to the participant. If an eligible participant elects to take full distribution of their account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits

Upon termination of service due to disability, retirement or any other reason, a participant may elect to receive the full value or a portion of his or her account, defer payment to a later date (generally, not beyond April 1st of the year following the year the participant reaches age 73) or receive installment payments. In the event of a participant’s death, the participant’s spouse may elect to withdraw all or a portion of the former participant’s account or keep the funds in the Plan in accordance with provisions of the Plan; all other beneficiaries must withdraw or rollover the former participant's account within 180 days. Retired and separated participants with vested balances of $1,000 or less are required to take full distribution of their account.

Subsequent Events

Management evaluated subsequent events for the Plan through June 26, 2026, the date the financial statements were available to be issued.

2.Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results may differ from these estimates.

The Plan’s investments are stated at fair value. Fair value reflects the price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________
transaction between willing market participants on the measurement date. See Note 5 for a discussion of fair value measurements. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Notes receivable from participants represent participant loans and are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. Repayments of principal and interest are recognized in the period in which payroll deductions are processed.

Investment income consists of interest and dividend income. The net change in the fair value of investments consists of realized and unrealized gains and losses on those investments. Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported based on historical cost.

Expenses for the administration of the Plan are generally paid by the Plan.

3.Recently Adopted Accounting Pronouncements

There are no recent accounting pronouncements not yet adopted which are expected to have a material impact on the Plan.

4.Plan Termination

Although FE has not expressed any intent to do so, it reserves the right to discontinue or terminate the Plan at any time. If the Plan were terminated, in whole or in part, participants would be entitled to withdraw the full value of their accounts, to the extent allowed by law.

5.Investments and Fair Value Measurements

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Authoritative accounting guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy gives the highest priority to Level 1 measurements and the lowest priority to Level 3 measurements.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The three levels of the fair value hierarchy are as follows:

Level 1	– Quoted prices for identical instruments in active markets.

Level 2	– Quoted prices for similar instruments in active markets;
– Quoted prices for identical or similar instruments in markets that are not active; and
– Model-derived valuations for which all significant inputs are observable market data.

Models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures.

Level 3	– Valuation inputs are unobservable and significant to the fair value measurement.

The Plan did not hold any Level 3 investments as of December 31, 2025 or 2024, or during the year ended December 31, 2025.

There were no changes in valuation methodologies for assets measured at fair value during 2025.

The following tables set forth, by level within the fair value hierarchy, the fair value of the Plan’s investments as of December 31, 2025 and 2024:

	December 31, 2025
	Level 1	Level 2	Total

Common Collective Trusts	—	2,559,288,271	2,559,288,271

FE Common Stock Fund
FE Common Stock	456,541,538	—	456,541,538
Cash and Cash Equivalents	—	1,543,395	1,543,395
Total FE Common Stock Fund	456,541,538	1,543,395	458,084,933

Registered Investment Companies	592,790,270	1,030,568	593,820,838

Self-Managed Brokerage Accounts[1]	—	239,842,250	239,842,250

Total Investments at Fair Value[2]	$1,049,331,808	$2,801,704,484	$3,851,036,292

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

	December 31, 2024
	Level 1	Level 2	Total
Cash and Cash Equivalents	$—	$15,455	$15,455

Common Collective Trusts	—	2,257,682,707	$2,257,682,707

FE Common Stock Fund
FE Common Stock	415,883,749	—	415,883,749
Cash and Cash Equivalents	—	680,470	680,470
Total FE Common Stock Fund	415,883,749	680,470	416,564,219

Registered Investment Companies	628,074,470	2,970,594	631,045,064

Self-Managed Brokerage Accounts[1]	—	214,641,024	214,641,024

Total Investments at Fair Value [2]	$1,043,958,219	$2,475,990,250	$3,519,948,469

[1] The brokerage account investments are directed by participants.
[2] Values do not include investments at contract value.

6.Fully Benefit-Responsive Investment Contracts

The Plan has an interest in synthetic guaranteed investment contracts (GICs) as part of the Capital Preservation Fund, which is managed by Pacific Investment Management Company (PIMCO).

In accordance with authoritative guidance for defined contribution plans, investment contracts are generally measured at contract value rather than fair value to the extent they are fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants transact with their investment in the Capital Preservation Fund at contract value as determined by the insurers and banks. No valuation reserve in relation to the contract value was deemed necessary. The Statement of Changes in Net Assets Available for Benefits and the Statements of Net Assets Available for Benefits present the synthetic GICs on a contract value basis.

A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan.

The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below 0%. Cash flow volatility (for example, timing of benefit payments), as well as asset underperformance, can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include closings (location, subsidiary, division), layoffs, Plan termination, bankruptcy or reorganization, corporate merger, early retirement incentive programs or similar events. The Plan Administrator does not believe any such events of the magnitude that would limit the Plan’s ability to transact at contract value are probable. The GICs do not permit the issuers to terminate the contracts at an amount other than contract value.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

The following represents the disaggregation of contract value between types of investment contracts held by the Plan at December 31, 2025 and 2024:

	2025	2024

Short-term investment fund	$7,235,881	$10,697,898
Synthetic GICs	306,527,392	333,040,410
Total Investments at contract value	$313,763,273	$343,738,308

The synthetic GICs are presented on Schedule H, line 4i - Schedule of Assets (Held at End of Year) at fair value as a requirement of Form 5500. The fair value of the synthetic GICs represents the total fair value of the underlying assets plus the wrap value, which is calculated by using the discounted cash flows of the difference between the current wrap fee and the market indication wrap fee.

7.Tax Considerations

The Plan is exempt from federal, state and local income taxes. The Plan obtained its latest favorable determination letter on October 27, 2016, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a participant's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to participant withdrawals from the Plan prior to death, disability, attainment of age 59-1/2 or under certain other limited circumstances. In the case of withdrawal by a participant employed by FE or its consolidated subsidiaries (FirstEnergy) prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the participant's after-tax contributions, is taxable at ordinary income tax rates. The value of FE’s common stock withdrawn is considered to be its fair value on the date it is withdrawn.

In the case of a distribution that qualifies as a lump-sum distribution upon a participant's termination of employment with FirstEnergy or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the participant's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the FE common stock distributed in-kind or in cash is measured at fair value on the date it is withdrawn.

The Plan is subject to audits by taxing jurisdictions. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more than likely would not be sustained upon examination by taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

8.Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Management Trust Company, a related company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

PIMCO is the fund manager of the Capital Preservation Fund and invests in certain investments managed by PIMCO and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments are shares of FE common stock with sales and purchases of the stock commencing on an as-needed basis. The investments and transactions qualify as party-in-interest transactions.

FirstEnergy Corp. Savings Plan

Notes to Financial Statements
____________________________________________________________________________________________________________________________________________________

Additionally, the Plan uses the services of other fund managers that are paid directly by the Plan.

All of the above transactions are exempt from the prohibited transaction rules of ERISA.

9.Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, investment income and interest income on notes receivable per the financial statements to Form 5500 as of December 31, 2025 and 2024, and for the year ended December 31, 2025:

	2025	2024

Net assets available for benefits per the financial statements	$4,223,505,421	$3,918,764,813
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	(8,415,744)	(20,710,669)
Net assets available for benefits per Form 5500	$4,215,089,677	$3,898,054,144

Total investment income and interest income on notes receivable
from participants per the financial statements	$593,762,662
Adjustment from contract value to fair value for fully-benefit
responsive investment contracts	12,294,925
Investment income per Form 5500	$606,057,587

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost ($)	Current Value ($)

*	FIRSTENERGY COMMON STOCK FUND	FirstEnergy common stock	**	458,084,933
*	FIDELITY PURITAN FUND K6	Balanced fund	**	165,667,907
*	FIDELITY GOVERNMENT MARKET	U.S. government securities	**	57
	BLACKROCK ACWI EX US - L	International stocks	**	71,734,942
	AMERICAN FUNDS EUROPACIFIC GROWTH FUND	International stocks	**	73,156,234
	BLACKROCK LIFEPATH INDEX RETIREMENT FUND W	Blend of stocks, fixed income	**	179,944,216
	BLACKROCK LIFEPATH INDEX 2030 FUND W	Blend of stocks, fixed income	**	132,971,201
	BLACKROCK LIFEPATH INDEX 2035 FUND W	Blend of stocks, fixed income	**	109,818,798
	BLACKROCK LIFEPATH INDEX 2040 FUND W	Blend of stocks, fixed income	**	100,157,612
	BLACKROCK LIFEPATH INDEX 2045 FUND W	Blend of stocks, fixed income	**	114,209,816
	BLACKROCK LIFEPATH INDEX 2050 FUND W	Blend of stocks, fixed income	**	150,233,921
	BLACKROCK LIFEPATH INDEX 2055 FUND W	Blend of stocks, fixed income	**	128,770,323
	BLACKROCK LIFEPATH INDEX 2060 FUND W	Blend of stocks, fixed income	**	88,642,514
	BLACKROCK LIFEPATH INDEX 2065 FUND W	Blend of stocks, fixed income	**	40,727,825
	COLUMBIA DIVIDEND INCOME FUND	Equities, fixed income	**	78,630,309
	DODGE & COX INTERNATIONAL FUND CLASS X	International stocks	**	156,113,789
	FIAM CORE PLUS	Bonds	**	184,916,769
	SELF MANAGED BROKERAGE ACCOUNTS	Equities, fixed income	**	239,842,250
	US DEBT INDEX FUND M MUTUAL FUND	Bonds	**	36,522,774
	RUSSELL 2000 INDEX FUND	Small cap growth stocks	**	21,445,868
	RUSSELL 1000 INDEX FUND	Small cap growth stocks	**	127,102,266
	MARKET COMPLETION INDEX	Blend of large, mid cap and small cap stocks	**	128,690,400
	EQUITY INDEX - J	Large cap stocks	**	864,768,717
	VANGUARD MID CAP VALUE INDEX FUND	Mid cap value stocks	**	54,959,383
	VICTORY SMALL CAP FUND	Small cap value stocks	**	48,338,046

*	CAPITAL PRESERVATION FUND TOTAL
	STATE STREET STIF	Money market fund	**	$7,235,881
	ADVENT HEALTH SYSTEM	Corporate - 2.95%, 2029	**	668,687
	AMEREN MISSOURI SEC FU I SR SEC	Corporate - 4.85%, 2041	**	489,359
	AMERICAN NATIONAL GF SR SEC 144A	Corporate -4.63%, 2028	**	301,640
	AMERIPRISE FINANCIAL INC SR UNSEC	Corporate - 4.50%, 2032	**	1,013,392
	AMXCA 2023-2 A	Mortgage -4.80%, 2030	**	1,641,265
	ANDREW W MELLON FOUNDATI UNSEC	Corporate - 0.95%, 2027	**	1,340,920
	AT&T INC SR UNSEC	Corporate - 2.55%, 2033	**	599,380
	AVOLON HOLDINGS FNDG LTD SR UNSEC 144A	Corporate - 4.95%, 2032	**	699,776
	BANK 2018-BN12 ASB	Cash Equivalent - 4.17%, 2061	**	569,606
	BANK 2019-BN21 ASB	Mortgage - 2.81%, 2052	**	1,103,572
	BANK 2020-BN25 A5	Mortgage - 2.65%, 2063	**	932,781

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	BANK 2020-BN26 A4 WM29 WC3.5017	Mortgage -2.40%, 2063	**	919,988
	BANK OF AMERICA CORP SR UNSEC SOFR	Cash Equivalent - 1.73%, 2027	**	2,130,499
	BANK OF AMERICA CORP SR UNSEC SOFR	Cash Equivalent - 1.66%, 2027	**	748,279
	BANK5 2025-5YR17 A2	Mortgage - 4.75%, 2058	**	507,698
	BANNER HEALTH UNSEC	Corporate - 2.34%, 2030	**	1,411,511
	BARCLAYS PLC SR UNSEC	Corporate - 2.65%, 2031	**	649,085
	BARCLAYS PLC SR UNSEC SOFR	Corporate - 5.69%, 2030	**	1,679,137
	BAYER US FINANCE LLC SR UNSEC 144A	Corporate -6.50%, 2033	**	652,671
	BBCMS 2023-C19 A5	Mortgage - 5.45%, 2056	**	1,041,442
	BBCMS 2024-5C31 A2 WM29 WC6.6063	Mortgage - 5.14%, 2057	**	514,428
	BBCMS 2025-C32 A4	Mortgage -5.43%, 2062	**	525,098
	BEIGNET INVESTOR LLC SEC 144A	Corporate - 6.58%, 2049	**	3,393,728
	BMARK 2019-B14 ASB	Mortgage - 2.96%, 2062	**	1,071,478
	BMARK 2020-B21 A5	Mortgage - 1.98%, 2053	**	1,419,569
	BMARK 2025-V18 A3	Mortgage -5.18%, 2058	**	516,778
	BMO 2024-5C5 A2	Mortgage -5.46%, 2057	**	618,231
	BMO 2024-5C7 A2	Mortgage -5.09%, 2057	**	717,351
	BMO 2024-5C8 A2	Mortgage -5.15%, 2057	**	514,095
	BNP PARIBAS SR NONPREF 144A SOFR	Corporate - 5.74%, 2035	**	1,062,092
	BPCE SA SR NON PREF 144A SOFR	Corporate - 5.94%, 2035	**	1,885,622
	CA ST UNIV-D	Municipals -1.69%, 2029	**	1,112,509
	CARMX 2022-4 A3	Cash Equivalent - 5.34%, 2027	**	281,163
	CARMX 2024-1 A3	Cash Equivalent -4.92%, 2028	**	1,715,408
	CASH COLLATERAL CME BOS USD	Cash Equivalent - 3.44%, 2060	**	265,695
	CASH COLLATERAL FUT BOS USD	Cash Equivalent -3.44%, 2060	**	647,981
	CASH COLLATERAL LCH BOS USD	Cash Equivalent - 3.44%, 2060	**	756,366
	CCCIT 2018-A7 A7	Mortgage - 3.96%, 2030	**	2,320,630
	CNO GLOBAL FUNDING SR SEC 144A	Corporate - 4.70%, 2030	**	501,995
	COMET 2023-A1 A	Cash Equivalent - 4.42%, 2028	**	1,103,213
	COMM 2018-COR3 A3 WM28 WC4.57635829	Mortgage -4.23%, 2051	**	987,570
	COMM 2019-GC44 ASB	Mortgage -2.87%, 2057	**	1,124,953
	CONSTELLATION EN GEN LLC SR UNSEC	Corporate - 5.60%, 2028	**	728,706
	COPAR 2023-2 A3	Cash Equivalent -5.82%, 2028	**	640,229
	CORNELL UNIVERSITY SR UNSEC	Corporate -4.17%, 2030	**	302,088
	CRVNA 2024-P2 A3	Cash Equivalent - 5.33%, 2029	**	543,637
	CRVNA 2025-P3 A3	Mortgage -4.04%, 2030	**	1,004,442
	CSAIL 2017-CX9 ASB	Cash Equivalent - 3.26%, 2050	**	255,609
	DALLAS AREA RAPID TRN	Municipals - 1.35%, 2027	**	95,984
	DCENT 2023-A2 A	Cash Equivalent - 4.93%, 2028	**	1,207,395

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	DEUTSCHE BANK NY SOFR SR NON-PREF	Corporate - 3.55%, 2031	**	383,309
	DEUTSCHE BANK NY SR NON-PREF SOFR	Corporate - 7.15%, 2027	**	1,030,700
	DTE ELECT SECUR FND II SR SEC	Corporate - 5.97%, 2033	**	965,618
	DTE ELECTRIC CO SEC	Corporate - 3.00%, 2032	**	931,689
	EMPIRE DISTRICT BONDCO SEC	Corporate - 4.94%, 2035	**	975,837
	ENI SPA SR UNSEC 144A	Corporate - 5.50%, 2034	**	933,037
	EQUITABLE FINANCIAL LIFE SEC 144A	Cash Equivalent - 1.30%, 2026	**	1,186,742
	EVERSOURCE ENERGY SR UNSEC	Corporate - 4.45%, 2030	**	200,043
	FAIRFAX FINL HLDGS LTD SR UNSEC	Corporate - 5.75%, 2035	**	522,182
	FED HOME LN BK BD (600MM)	Cash Equivalent - 1.05%, 2026	**	1,776,177
	FED HOME LN BK GLBL BD (300MM)	Cash Equivalent - 1.00%, 2026	**	3,451,624
	FHLMC DUS #WN-2427	Mortgage - 4.17%, 2028	**	249,293
	FHLMC GOLD 30YR #Q3-1614	Mortgage - 3.00%, 2045	**	659,275
	FHLMC GOLD 30YR #Q3-3509	Mortgage - 3.00%, 2045	**	213,539
	FHLMC GOLD 30YR #Q4-3876	Mortgage - 3.00%, 2046	**	7,399,603
	FHLMC GOLD 30YR GNT #G0-8687	Mortgage - 3.50%, 2046	**	973,989
	FHLMC GOLD 30YR GNT #G0-8693	Mortgage - 3.50%, 2046	**	24,083
	FHLMC GOLD 30YR GNT #G0-8793	Mortgage - 4.00%, 2047	**	86,890
	FHLMC GOLD 30YR GNT #G0-8823	Mortgage - 3.50%, 2048	**	390,428
	FHLMC GOLD 30YR GNT #G0-8841	Mortgage - 3.50%, 2048	**	107,540
	FHLMC GOLD 30YR GNT #G0-8857	Mortgage - 4.00%, 2049	**	462,635
	FHMS K065 A1 WM27 WC4.3550	Cash Equivalent - 2.86%, 2026	**	222,848
	FHMS K070 A1	Cash Equivalent - 3.03%, 2027	**	928,354
	FHR 2739 PG PAC WM33 WC5.552	Mortgage - 5.00%, 2034	**	147,407
	FHR 2950 FN SOFR30A+56.448BP	Cash Equivalent - 4.55%, 2035	**	38,678
	FHR 3185 GT SEQ WM26 WC6.43	Cash Equivalent - 6.00%, 2026	**	1,875
	FHR 3225 HF SOFR30A+62.448BP	Cash Equivalent - 4.61%, 2036	**	59,679
	FHR 3311 FN SOFR30A+41.448BP	Cash Equivalent - 4.40%, 2037	**	21,539
	FHR 3318 FL SOFR30A+51.448BP	Cash Equivalent - 4.50%, 2037	**	54,716
	FHR 3339 FL SOFR30A+69.448BP	Cash Equivalent - 4.68%, 2037	**	65,581
	FHR 3355 BF SOFR30A+81.448BP	Cash Equivalent - 4.80%, 2037	**	78,619
	FHR 3368 AF SOFR30A+83.448BP	Cash Equivalent - 4.82%, 2037	**	10,013
	FHR 3666 FC SOFR30A+84.448BP	Cash Equivalent - 4.83%, 2040	**	37,892
	FHR 3699 FD SOFR30A+71.448BP VA	Cash Equivalent - 4.70%, 2040	**	53,206
	FHR 3740 DF SOFR30A+59.448BP	Cash Equivalent - 4.58%, 2040	**	158,066
	FHR 3743 FA SOFR30A+71.448BP	Cash Equivalent - 4.70%, 2040	**	219,338
	FHR 3747 WF SOFR30A+59.448BP VA	Cash Equivalent - 4.58%, 2040	**	226,630
	FHR 3751 FG SOFR30A+61.448BP	Cash Equivalent - 4.60%, 2050	**	77,392
	FHR 3843 FE SOFR30A+66.448BP	Cash Equivalent - 4.65%, 2041	**	310,097
	FHR 3843 FG SOFR30A+66.448BP	Cash Equivalent - 4.65%, 2041	**	310,097
	FHR 3977 FB SOFR30A+63.448BP	Cash Equivalent - 4.62%, 2041	**	369,115

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FHR 3984 DF SOFR30A+66.448BP	Cash Equivalent - 4.65%, 2042	**	320,560
	FHR 4400 FA SOFR30A+51.448BP	Cash Equivalent - 4.50%, 2041	**	220,968
	FHR 4736 CD WM39 WC4.9483	Mortgage - 3.00%, 2046	**	234,431
	FHR 4989 FA SOFR30A+46.448BP	Cash Equivalent - 4.49%, 2040	**	88,317
	FHR 4989 FB SOFR30A+46.448BP	Cash Equivalent - 4.49%, 2040	**	80,550
	FHR 5511 FG SOFR30A+115BP	Cash Equivalent - 5.02%, 2055	**	694,025
	FHR 5565 FA SOFR30A+115BP	Cash Equivalent - 5.02%, 2055	**	379,949
	FIN FUT SOFR 90DAY CME (WHT) 03/17/26	Future - 0.00%, 2026	**	(26,862)
	FIN FUT US 10YR CBT 03/20/26	Future - 6.00%, 2026	**	2,406
	FIN FUT US 2YR CBT 03/31/26	Future - 6.00%, 2026	**	(20,860)
	FIN FUT US 30YR CBT 03/20/26	Future - 6.00%, 2026	**	13,125
	FIN FUT US 5YR CBT 03/31/26	Future - 6.00%, 2026	**	—
	FIN FUT US ULTRA 30YR CBT 03/20/26	Future - 6.00%, 2026	**	7,990
	FL ST BRD ADMIN FIN-A	Municipals - 5.53%, 2034	**	425,913
	FN ARM AL7090 H15T1Y+223.678 9.478	Cash Equivalent - 6.23%, 2037	**	137,246
	FNMA PASS THRU 15YR #MA3897	Mortgage - 3.00%, 2035	**	258,907
	FNMA PASS THRU 20YR #AL6722	Mortgage - 5.00%, 2030	**	43,782
	FNMA PASS THRU 30YR #848210	Mortgage - 5.50%, 2035	**	40,699
	FNMA PASS THRU 30YR #884863	Mortgage - 5.50%, 2036	**	24,345
	FNMA PASS THRU 30YR #890365	Mortgage - 5.50%, 2041	**	52,036
	FNMA PASS THRU 30YR #938504	Mortgage - 5.50%, 2037	**	16,620
	FNMA PASS THRU 30YR #BK8819	Mortgage - 4.00%, 2048	**	293,922
	FNMA PASS THRU 30YR #FM3241	Mortgage - 3.00%, 2050	**	1,391,562
	FNMA PASS THRU 30YR #FS4017	Mortgage - 3.00%, 2052	**	4,389,490
	FNMA PASS THRU 30YR #MA4653	Mortgage - 3.00%, 2052	**	1,456,080
	FNMA PASS THRU 30YR #SD8245	Mortgage - 4.50%, 2052	**	24,453,732
	FNMA PASS THRU 30YR #SD8265	Mortgage - 4.00%, 2052	**	30,451,356
	FNMA PASS THRU 30YR #SD8507	Mortgage - 6.00%, 2055	**	991,177
	FNMA PASS THRU 30YR #SD8516	Mortgage - 6.00%, 2055	**	4,072,731
	FNMA P-T DUS #AN5171	Mortgage - 3.29%, 2027	**	762,502
	FNMA P-T DUS #AN8612	Mortgage - 3.29%, 2028	**	724,875
	FNMA P-T DUS #AN9215	Mortgage - 3.43%, 2028	**	51,623
	FNMA P-T DUS #BL6406	Mortgage - 1.63%, 2027	**	(3,692,433)
	FNMA P-T DUS #BZ5550	Mortgage - 4.30%, 2032	**	1,320,034
	FNMA TBA 6.5% FEB 30YR	Mortgage - 6.50%, 2056	**	4,470,253
	FNMA TBA 6.5% JAN 30YR	Mortgage - 6.50%, 2056	**	—
	FNR 2005-13 FA SOFR30A+56.448BP	Cash Equivalent - 4.44%, 2035	**	86,049
	FNR 2006-129 FM SOFR30A+36.448BP	Cash Equivalent - 4.24%, 2037	**	22,650
	FNR 2007-109 GF SOFR30A+79.448BP	Cash Equivalent - 4.67%, 2037	**	160,360

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	FNR 2007-25 FB SOFR30A+44.448BP	Cash Equivalent - 4.32%, 2037	**	13,350
	FNR 2007-27 FA SOFR30A+42.448BP	Cash Equivalent - 4.30%, 2037	**	1,220
	FNR 2007-38 FC SOFR30A+53.448BP	Cash Equivalent - 4.41%, 2037	**	55,299
	FNR 2007-70 FA SOFR30A+46.448BP	Cash Equivalent - 4.34%, 2037	**	29,289
	FNR 2008-12 FA SOFR30A+78.448BP	Cash Equivalent - 4.66%, 2038	**	238,113
	FNR 2010-111 FC SOFR30A+63.448BP	Cash Equivalent - 4.51%, 2040	**	32,501
	FNR 2010-115 FM SOFR30A+61.448BP	Cash Equivalent - 4.49%, 2040	**	213,019
	FNR 2010-117 FE SOFR30A+51.448BP	Cash Equivalent - 4.39%, 2040	**	24,166
	FNR 2010-135 LF SOFR30A+56.448BP	Cash Equivalent - 4.44%, 2040	**	96,370
	FNR 2015-79 FE SOFR30A+36.448BP	Cash Equivalent - 4.24%, 2045	**	507,471
	FNR 2015-87 BF SOFR30A+41.448BP	Cash Equivalent - 4.29%, 2045	**	289,502
	FNR 2016-11 CF SOFR30A+46.448BP	Cash Equivalent - 4.34%, 2046	**	591,185
	FNR 2016-40 AF SOFR30A+56.448BP	Cash Equivalent - 4.59%, 2046	**	388,413
	FNR 2016-64 KF SOFR30A+58.448BP	Cash Equivalent - 4.61%, 2046	**	375,292
	FNR 2016-82 FM SOFR30A+51.448BP	Cash Equivalent - 4.54%, 2046	**	535,936
	FNR 2016-87 AF SOFR30A+51.448BP	Cash Equivalent - 4.54%, 2046	**	566,223
	FNR 2024-104 FA SOFR30A+105BP	Cash Equivalent - 4.92%, 2055	**	410,207
	FNR 2025-16 FA SOFR30A+115BP	Cash Equivalent - 5.02%, 2055	**	403,772
	FNR 2025-19 FC SOFR30A+116BP	Mortgage - 5.03%, 2055	**	87,166
	FORDO 2022-D A4	Cash Equivalent - 5.30%, 2028	**	1,816,553
	GA GLOBAL FUNDING TRUST SEC 144A	Corporate - 5.40%, 2030	**	726,925
	GLOBAL PAYMENTS INC SR UNSEC SMR	Corporate - 4.88%, 2030	**	703,733
	GMALT 2023-3 A4	Cash Equivalent - 5.44%, 2027	**	146,038
	GNMA II MULTPL SGL 30YR #MA3105M	Mortgage - 3.50%, 2045	**	906,173
	GOLDMAN SACHS GROUP INC SR UNSEC TSFR3M	Corporate - 3.69%, 2028	**	2,988,833
	GSMS 2019-GSA1 AAB	Mortgage - 2.99%, 2052	**	1,508,660
	HAROT 2024-3 A3	Cash Equivalent - 4.57%, 2029	**	605,094
	HART 2023-C A4	Mortgage - 5.55%, 2029	**	1,436,662
	HSBC HOLDINGS PLC SR UNSEC SOFR	Corporate - 5.21%, 2028	**	1,026,543
	JPMDB 2017-C7 A5 WM27 WC4.2015	Mortgage - 3.41%, 2050	**	1,280,352
	JPMORGAN CHASE & CO SR UNSEC SOFR	Corporate - 4.57%, 2030	**	1,520,403
	JPMORGAN CHASE & CO SR UNSEC SOFR	Corporate - 1.95%, 2032	**	717,547
	JPMORGAN CHASE & CO SR UNSEC TSFR3M	Corporate - 3.78%, 2028	**	1,256,545
	KKR GROUP FINAN CO XII 144A SR UNSEC	Corporate - 4.85%, 2032	**	303,223
	LA LOCAL GOVT ENVRN-A	Municipals - 4.28%, 2036	**	400,326
	LLOYDS BANKING GROUP PLC SR UNSEC	Corporate - 4.55%, 2028	**	510,634
	LLOYDS BANKING GROUP PLC SR UNSEC	Corporate - 3.57%, 2028	**	995,101
	MASSMUTUAL GLOBAL FUNDIN SR SEC 144A	Corporate - 5.15%, 2029	**	1,240,681
	MEXICO GOVT (UMS)	Govt-Non US - 6.00%, 2030	**	213,348

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	MIZUHO FINANCIAL GROUP SR UNSEC	Corporate - 2.17%, 2032	**	1,783,330
	MORGAN STANLEY SOFR SR UNSEC	Corporate - 2.24%, 2032	**	1,699,060
	MORGAN STANLEY SR UNSEC SOFRRATE	Corporate - 5.66%, 2030	**	890,867
	MSC 2021-L5 ASB	Mortgage - 2.43%, 2054	**	1,045,802
	MSWF 2023-2 A5	Mortgage - 6.01%, 2056	**	1,192,677
	NATIONAL SECS CLEARING SR UNSEC 144A	Corporate - 4.70%, 2030	**	410,517
	NATWEST GROUP PLC SR UNSEC	Cash Equivalent - 1.64%, 2027	**	494,822
	NATWEST GROUP PLC SR UNSEC	Corporate - 4.89%, 2029	**	1,275,740
	NLG GLOBAL FUNDING SEC 144A	Corporate - 5.40%, 2030	**	416,070
	NORTHWESTERN UNIVERSITY UNSEC	Corporate - 4.94%, 2035	**	614,871
	NSTAR ELECTRIC CO SR UNSEC	Corporate - 5.60%, 2028	**	829,593
	PACIFIC GAS & ELECTRIC	Corporate - 3.00%, 2028	**	582,419
	PACIFIC GAS & ELECTRIC 1ST MTGE	Corporate - 6.10%, 2029	**	636,495
	PACIFIC LIFE GF II SEC 144A	Corporate - 4.50%, 2029	**	509,613
	PACIFIC LIFE GF II SEC 144A SOFR	Cash Equivalent - 4.40%, 2026	**	702,276
	PROTECTIVE LIFE GLOBAL SEC 144A	Corporate - 5.43%, 2032	**	791,279
	PROV ST JOSEPH HLTH OBL SR UNSEC	Corporate - 5.40%, 2033	**	1,352,754
	RFR USD SOFR/3.29000 03/31/26-4Y* LCH	Interest Rate Swap - 3.29%, 2030	**	29,583
	RFR USD SOFR/3.30000 12/02/24-4Y* CME	Interest Rate Swap - 3.30%, 2029	**	19,080
	RFR USD SOFR/3.37500 03/31/26-4Y* LCH	Interest Rate Swap - 3.38%, 2030	**	4,109
	RFR USD SOFR/3.51042 09/03/24-4Y* LCH	Interest Rate Swap - 3.51%, 2028	**	22,176
	RFR USD SOFR/3.51453 09/03/24-4Y* LCH	Interest Rate Swap - 3.51%, 2028	**	(6,073)
	RFR USD SOFR/3.75000 09/02/25-7Y* LCH	Interest Rate Swap - 3.75%, 2032	**	(126,547)
	RGA GLOBAL FUNDING SEC 144A	Corporate - 4.60%, 2030	**	1,004,038
	SAMMONS FINANCIAL GLOBAL SEC SOFR 144A	Cash Equivalent - 4.66%, 2027	**	905,508
	SAN JOSE REDEV-A-T	Municipals - 3.13%, 2028	**	790,114
	SANTANDER UK GROUP HLDGS SR UNSEC SOFR	Corporate - 1.67%, 2027	**	1,385,110
	SBA TOWER TRUST 144A	Corporate - 6.60%, 2052	**	1,743,413
	SCE RECOVERY FUNDING LLC SR SEC A1	Corporate - 4.45%, 2038	**	604,258
	SOUTHERN CALIF GAS CO 1ST MTGE	Corporate - 5.45%, 2035	**	418,510
	STIF FUND (EUR)	Cash Equivalent - 3.89%, 2030	**	239,486
	STIF FUND (EUR) (FIDELITY)	Cash Equivalent - 0.00%, 2030	**	1
	STIF FUND (GBP) (FIDELITY)	Cash Equivalent - 0.00%, 2030	**	1
	STIF FUND (JPY) (FIDELITY)	Cash Equivalent - 0.00%, 2030	**	—
	SYNIT 2023-A2 A	Cash Equivalent - 5.74%, 2029	**	1,117,395
	SYSTEM ENERGY RESOURCES 1ST MTGE	Corporate - 5.30%, 2034	**	1,014,203
	TEXAS ELECTRIC MKT STABL SEC	Corporate - 4.27%, 2036	**	1,041,134
	TX NATURAL GAS SECZ	Municipals - 5.10%, 2035	**	951,249
	U S TREASURY INFLATE PROT BD	US Treasury - 2.13%, 2035	**	4,437,064
	U S TREASURY NOTE	US Treasury - 3.50%, 2030	**	1,488,627
	U S TREASURY NOTE	US Treasury - 4.25%, 2035	**	7,117,929

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	U S TREASURY NOTE	US Treasury - 3.63%, 2030	**	19,327,179
	U S TREASURY REPO	Cash Equivalent - 3.93%, 2026	**	8,000,398
	U S TREASURY REPO	Cash Equivalent - 3.84%, 2026	**	46,602,265
	UBS GROUP AG SR UNSEC 144A	Corporate - 2.10%, 2032	**	446,037
	UBS GROUP AG SR UNSEC 144A SOFR	Corporate - 3.09%, 2032	**	1,038,844
	UBSCM 2017-C7 ASB	Cash Equivalent - 3.59%, 2050	**	553,257
	UNIV OF CALIFORNIA-BG	Municipals - 1.32%, 2027	**	1,356,278
	UPMC SEC	Corporate - 5.04%, 2033	**	615,614
	VERIZON COMMUNICATIONS SR UNSEC	Corporate - 5.00%, 2036	**	598,096
	VM CASH CCP CME BOS USD	Cash Equivalent - 3.44%, 2060	**	65,453
	VM CASH CCP LCH BOS USD	Cash Equivalent - 3.44%, 2060	**	29,944
	VM CASH FUT DOM BOS USD	Cash Equivalent - 3.44%, 2060	**	148,608
	WELLS FARGO & COMPANY SR UNSEC SOFR	Corporate - 5.50%, 2035	**	3,170,312
	WESTERN-SOUTHERN GLOBAL SEC 144A	Corporate - 4.70%, 2032	**	299,287
	WFCM 2017-C42 ASB	Cash Equivalent - 3.49%, 2050	**	378,164
	WFCM 2018-C44 A5	Mortgage - 4.21%, 2051	**	1,501,774
	WISCONSIN ST GEN FUND	Municipals - 1.49%, 2029	**	928,518
	WOART 2023-C A4	Mortgage - 5.03%, 2029	**	810,983

	Capital Preservation Fund Total			$305,347,529

	ARTISAN MID CAP FUND
	BBF STIF	MONEY MARKET FUND	**	$1,030,567
	ARES MANAGEMENT CORP CL A	COMMON STOCKS	**	1,050,433
	ARGENEX SE SPONSORED ADR	COMMON STOCKS	**	4,828,735
	ARTHUR J GALLAGHAR AND CO	COMMON STOCKS	**	497,653
	ASCENDIS PHARMA AS SPON ADR	COMMON STOCKS	**	4,395,729
	ASTERA LABS INC	COMMON STOCKS	**	1,286,462
	AUTOZONE INC	COMMON STOCKS	**	1,431,213
	BAKER HUGHES CO	COMMON STOCKS	**	2,387,708
	BLOOM ENERGY CORP CL A	COMMON STOCKS	**	439,663
	BWX TECHNOLOGIES INC	COMMON STOCKS	**	1,288,695
	CARVANA CO CL A	COMMON STOCKS	**	1,228,078
	CBRE GROUP INC - CL A	COMMON STOCKS	**	1,741,034
	CCC INTELLIGENT SOLUTIONS HOLD CL A	COMMON STOCKS	**	1,006,160
	CENCORA INC	COMMON STOCKS	**	1,242,582
	CLOUDFLARE INC	COMMON STOCKS	**	1,098,717
	COHERENT CORP	COMMON STOCKS	**	1,030,454
	COMFORT SYSTEMS USA INC	COMMON STOCKS	**	1,879,646
	DOORDASH INC	COMMON STOCKS	**	2,544,729
	EDWARDS LIFESCIENCES CORP	COMMON STOCKS	**	475,013

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	EQUITY/CONVERTIBLE API GROUP CORP	COMMON STOCKS	**	2,137,701
	FAIR ISAAC CORP	COMMON STOCKS	**	1,191,887
	FTAI AVIATION LTD	COMMON STOCKS	**	1,207,675
	GUIDEWIRE SOFTWARE INC	COMMON STOCKS	**	1,200,633
	INGERSOLL RAND INC	COMMON STOCKS	**	1,017,581
	INSMED INC	COMMON STOCKS	**	3,843,499
	INSULET CORP	COMMON STOCKS	**	1,479,469
	IRHYTHM TECHNOLOGIES INC	COMMON STOCKS	**	1,711,764
	L3HARRIS TECHNOLOGIES INC	COMMON STOCKS	**	1,678,927
	LATTICE SEMICONDUCTOR	COMMON STOCKS	**	1,697,270
	LIBERTY MEDIA CORP LIBERTY FORMULA ONE C	COMMON STOCKS	**	1,951,582
	LIVE NATION ENTERTAINMENT INC	COMMON STOCKS	**	2,101,875
	MACOM TECHNOLOGY SOLUTIONS HOLDINGS INC	COMMON STOCKS	**	1,043,609
	MEDLINE INC	COMMON STOCKS	**	670,866
	MONGODB INC CL A	COMMON STOCKS	**	1,320,345
	MONOLITHIC POWER SYS INC	COMMON STOCKS	**	1,170,111
	PARSONS CORP	COMMON STOCKS	**	934,787
	PENUMBRA INC	COMMON STOCKS	**	719,446
	PURE STORAGE INC CL A	COMMON STOCKS	**	1,114,376
	RBC BEARINGS INC	COMMON STOCKS	**	2,250,222
	REDDIT INC A	COMMON STOCKS	**	1,324,281
	ROBINHOOD MARKETS INC	COMMON STOCKS	**	829,023
	ROBLOX CORP	COMMON STOCKS	**	1,760,539
	ROKU INC CLASS A	COMMON STOCKS	**	524,007
	SERVICETITAN INC-A	COMMON STOCKS	**	918,669
	SHOPIFY INC CL A	COMMON STOCKS	**	2,234,747
	SOMNIGROUP INTERNATIONAL INC	COMMON STOCKS	**	759,505
	SPOTIFY TECHNOLOGY SA	COMMON STOCKS	**	2,502,860
	SYNOPSYS INC	COMMON STOCKS	**	975,608
	TELEDYNE TECHNOLOGIES INC	COMMON STOCKS	**	816,657
	TEXAS ROADHOUSE INC	COMMON STOCKS	**	619,679
	TOPBUILD CORP	COMMON STOCKS	**	866,086
	TWIST BIOSCIENCE CORP	COMMON STOCKS	**	1,003,589
	TYLER TECHNOLOGIES INC	COMMON STOCKS	**	1,552,055
	US FOODS HOLDING CORP	COMMON STOCKS	**	1,978,280
	VERACYTE INC	COMMON STOCKS	**	1,621,692
	VIKING HOLDINGS LTD	COMMON STOCKS	**	1,595,014
	VISTRA CORP	COMMON STOCKS	**	744,538
	WATERS CORP	COMMON STOCKS	**	1,002,371
	WAYSTAR HOLDING CORP	COMMON STOCKS	**	594,904
	WESCO INTERNATIONAL INC	COMMON STOCKS	**	950,671

FirstEnergy Corp. Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025
#34-1843785 Plan 002
_________________________________________________________________________________________________________________________________________________________

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

	WEST PHARMACEUTICAL SVCS INC	COMMON STOCKS	**	3,090,097
	WINGSTOP INC	COMMON STOCKS	**	1,300,963
	WOODWARD INC	COMMON STOCKS	**	2,045,196
	XYLEM INC	COMMON STOCKS	**	1,507,376
	ZSCALER INC	COMMON STOCKS	**	1,140,119

	Artisan Midcap Investor Fund Total			$95,585,422

		Total Investments		4,156,383,821

	*Notes receivable from participants	Loans receivable with repayment interest of 4.25% to 9.75%	$—	58,601,839

				$4,214,985,660
* Parties-in-interest
** Information is not required pursuant to Form 5500 instructions

EXHIBIT INDEX

FIRSTENERGY CORP. SAVINGS PLAN

Exhibit
Number Description

23.1     Consent of Independent Registered Public Accounting Firm

    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the FirstEnergy Corp. Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRSTENERGY CORP.
SAVINGS PLAN
Date: June 26, 2026

By	/s/ Ana M. Fluke
Ana M. Fluke
Chairperson
Savings Plan Committee